UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(Code number: 8306)

Corrections to “Consolidated Summary Reports”, “Interim Consolidated Summary Report” and “Risk-Adjusted Capital Ratios Based on the Basel 2 Standards”

Tokyo, June 23, 2008 — Mitsubishi UFJ Financial Group, Inc. today announced corrections to the following disclosure materials as shown in the appendices.

Release Date	Disclosure Materials

May 20, 2008	Consolidated Summary Report for the Fiscal Year Ended March 31, 2008

February 21, 2008	Risk-Adjusted Capital Ratio Based on the Basel 2 Standards for the Third Quarter Ended December 31, 2007

November 21, 2007	Interim Consolidated Summary Report for the Fiscal Year Ending March 31, 2008

August 20, 2007	Risk-Adjusted Capital Ratio Based on the Basel 2 Standards for the First Quarter Ended June 30, 2007

May 23, 2007	Consolidated Summary Report for the Fiscal Year Ended March 31, 2007

*     *     *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-6770

Appendix 1

Corrections to Risk-Adjusted Capital Ratios Based on the Basel 2 Standards

A summary of the items and figures to be corrected is as follows (with corrected figures underlined).

Please refer to Appendix 2 for the relevant corrections to the disclosure materials (with corrected figures underlined).

(Before correction)

MUFG Consolidated

		(in billions of yen)
		As of March 31, 2008	As of December 31, 2007	As of September 30, 2007	As of June 30, 2007	As of March 31, 2007

(1)	Risk-adjusted capital ratio	11.26%	12.07%	12.65%	12.95%	12.58%
	Tier 1 ratio	7.64%	7.55%	7.73%	7.73%	7.59%
(2)	Tier 1 capital	8,294.2	8,112.8	8,230.7	8,190.3	8,054.8
(3)	Qualified Tier 2 capital	4,441.8	5,312.7	5,644.6	5,936.0	5,718.2
(4)	Qualified Tier 3 capital	—	—	—	—	—
(5)	Deductions from total qualifying capital	517.0	464.4	415.9	410.4	423.9
(6)	Net qualifying capital (2)+(3)+(4)-(5)	12,218.9	12,961.2	13,459.5	13,715.9	13,349.1
(7)	Risk-adjusted assets	108,447.8	107,381.8	106,396.2	105,886.2	106,048.2

BTMU Consolidated

		(in billions of yen)
		As of March 31, 2008	As of December 31, 2007	As of September 30, 2007	As of June 30, 2007	As of March 31, 2007

(1)	Risk-adjusted capital ratio	11.28%	12.17%	12.52%	13.18%	12.83%
	Tier 1 ratio	7.48%	7.53%	7.46%	7.80%	7.71%
(2)	Tier 1 capital	7,038.0	6,990.9	6,801.9	7,030.9	6,975.5
(3)	Qualified Tier 2 capital	3,917.5	4,644.6	4,935.2	5,160.9	4,940.8
(4)	Qualified Tier 3 capital	—	—	—	—	—
(5)	Deductions from total qualifying capital	341.4	337.7	321.5	317.1	309.8
(6)	Net qualifying capital (2)+(3)+(4)-(5)	10,614.1	11,297.7	11,415.6	11,874.6	11,606.5
(7)	Risk-adjusted assets	94,059.1	92,807.6	91,169.0	90,051.4	90,456.8

(After correction)

MUFG Consolidated

		(in billions of yen)
		As of March 31, 2008	As of December 31, 2007	As of September 30, 2007	As of June 30, 2007	As of March 31, 2007

(1)	Risk-adjusted capital ratio	11.19%	11.99%	12.54%	12.80%	12.54%
	Tier 1 ratio	7.60%	7.50%	7.67%	7.64%	7.57%
(2)	Tier 1 capital	8,293.7	8,112.8	8,230.7	8,190.3	8,054.8
(3)	Qualified Tier 2 capital	4,441.8	5,310.5	5,643.2	5,932.1	5,717.9
(4)	Qualified Tier 3 capital	—	—	—	—	—
(5)	Deductions from total qualifying capital	519.7	465.5	417.5	414.7	428.3
(6)	Net qualifying capital (2)+(3)+(4)-(5)	12,215.8	12,957.8	13,456.4	13,707.7	13,344.4
(7)	Risk-adjusted assets	109,075.6	108,066.3	107,270.3	107,069.0	106,395.5

BTMU Consolidated

		(in billions of yen)
		As of March 31, 2008	As of December 31, 2007	As of September 30, 2007	As of June 30, 2007	As of March 31, 2007

(1)	Risk-adjusted capital ratio	11.20%	12.13%	12.39%	13.00%	12.77%
	Tier 1 ratio	7.43%	7.51%	7.38%	7.70%	7.68%
(2)	Tier 1 capital	7,037.5	6,990.9	6,801.9	7,030.9	6,975.5
(3)	Qualified Tier 2 capital	3,917.5	4,642.3	4,933.8	5,156.9	4,940.5
(4)	Qualified Tier 3 capital	—	—	—	—	—
(5)	Deductions from total qualifying capital	344.1	338.9	323.1	321.4	314.2
(6)	Net qualifying capital (2)+(3)+(4)-(5)	10,611.0	11,294.3	11,412.6	11,866.4	11,601.9
(7)	Risk-adjusted assets	94,686.8	93,054.4	92,043.0	91,234.1	90,804.0

Note:    Risk-adjusted capital ratios of BTMU (Non-consolidated) have also been corrected.

Please be informed that the following materials disclosed on our website have also been corrected based on the corrections set forth in this announcement.

(Corrected materials)

•	Financial Highlights (Interim and Fiscal Year ended Mar. 31, 2008, Fiscal Year ended Mar. 31, 2007)

•	Summary of MUFG Financial Results (Interim and Fiscal Year ended Mar. 31, 2008, Fiscal Year ended Mar. 31, 2007)

•	Investor Meeting Presentation Material, Databook (Interim and Fiscal Year ended Mar. 31, 2008, Fiscal Year ended Mar. 31, 2007, etc.)

•

Corporate Review 2007, Basel II Disclosure (Interim of Fiscal Year ended Mar. 31, 2008 and Fiscal Year ended Mar. 31, 2007), MUFG Fact Book (Interim and Fiscal Year ended Mar. 31, 2008, Fiscal Year ended Mar. 31, 2007)

•	FAQs on IR Website

Appendix 2

■	Consolidated Summary Report <under Japanese GAAP>

for the fiscal year ended March 31, 2008

¡	Page 1 (Consolidated Summary Report)

1. Consolidated financial data for the fiscal year ended March 31, 2008

(2) Financial Conditions

•	Risk-adjusted Capital Ratio

	Before correction			After correction
			%			%
As of
March 31, 2008	(Preliminary	)	11.26	(Preliminary	)	11.19
March 31, 2007			12.58			12.54

¡	Page 5 (Consolidated Summary Report)

1. Result of Operations and Financial Condition (2) Financial condition

•	Fourth paragraph

Before correction	After correction

The consolidated risk-adjusted capital ratio based on the Basel 2

Standards as of March 31, 2008 was 11.26% (on a preliminary

basis), a decrease of 1.32% from March 31, 2007. The following table shows our consolidated risk -adjusted capital ratio as of

March 31, 2007, September 30, 2007 and March 31, 2008.

The consolidated risk-adjusted capital ratio based on the Basel 2

Standards as of March 31, 2008 was 11.19% (on a preliminary

basis), a decrease of 1.34% from March 31, 2007. The following table shows our consolidated risk -adjusted capital ratio as of

March 31, 2007, September 30, 2007 and March 31, 2008.

•	Table

(Before correction)

	(in billions of yen)
	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008 (Preliminary basis)
Tier 1 capital	8,054.8	8,230.7	8,294.2
Qualified Tier 2 capital	5,718.2	5,644.6	4,441.8
Qualified Tier 3 capital	—	—	—
Deductions from total qualifying capital	423.9	415.9	517.0
Net qualifying capital	13,349.1	13,459.5	12,218.9
Risk-adjusted assets	106,048.2	106,396.2	108,447.8
Risk-adjusted capital ratio	12.58%	12.65%	11.26%

(After correction)

	(in billions of yen)
	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008 (Preliminary basis)
Tier 1 capital	8,054.8	8,230.7	8,293.7
Qualified Tier 2 capital	5,717.9	5,643.2	4,441.8
Qualified Tier 3 capital	—	—	—
Deductions from total qualifying capital	428.3	417.5	519.7
Net qualifying capital	13,344.4	13,456.4	12,215.8
Risk-adjusted assets	106,395.5	107,270.3	109,075.6
Risk-adjusted capital ratio	12.54%	12.54%	11.19%

¡	Page 13 (Consolidated Summary Report)

3. Management Policy (3) Key issues

(2) Pursuit of growth strategies

•	Second paragraph

Before correction	After correction

(omitted)

For equity capital we are aiming to maintain an equity capital ratio of 12% (11.26% at end of the current fiscal year) and targeting a

Tier 1 ratio of 8% (7.64% at end of the current fiscal year). With regard to returns to shareholders, we will strive to increase dividends in a sustainable manner, and we will also continue working to increase the dividend payout ratio to more than 20% of consolidated net income.

(omitted)

For equity capital we are aiming to maintain an equity capital ratio of 12% (11.19% at end of the current fiscal year) and targeting a

Tier 1 ratio of 8% (7.60% at end of the current fiscal year). With regard to returns to shareholders, we will strive to increase dividends in a sustainable manner, and we will also continue working to increase the dividend payout ratio to more than 20% of consolidated net income.

¡	Page 23 (Selected Financial Information)

I. Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2008

    8. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

(Before correction)

MUFG Consolidated

			(in billions of yen)
			As of March 31, 2008 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
(1)		Risk-adjusted capital ratio	11.26%	(1.32)%	(1.38)%	12.58%	12.65%
		Tier 1 ratio	7.64%	0.05%	(0.08)%	7.59%	7.73%
(2)		Tier 1 capital	8,294.2	239.3	63.4	8,054.8	8,230.7
(3)		Qualified Tier 2 capital	4,441.8	(1,276.4)	(1,202.8)	5,718.2	5,644.6
	i)	The amount of unrealized gains on investment securities	462.4	(1,079.3)	(893.1)	1,541.7	1,355.6
	ii)	The amount of land revaluation excess	154.2	(5.1)	(4.2)	159.3	158.4
	iii)	Subordinated debts	3,639.5	(204.8)	(124.0)	3,844.3	3,763.6
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	517.0	93.0	101.1	423.9	415.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	12,218.9	(1,130.1)	(1,240.5)	13,349.1	13,459.5
(7)		Risk-adjusted assets	108,447.8	2,399.6	2,051.5	106,048.2	106,396.2

BTMU Consolidated

			(in billions of yen)
			As of March 31, 2008 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
(1)		Risk-adjusted capital ratio	11.28%	(1.54)%	(1.23)%	12.83%	12.52%
		Tier 1 ratio	7.48%	(0.22)%	0.02%	7.71%	7.46%
(2)		Tier 1 capital	7,038.0	62.4	236.0	6,975.5	6,801.9
(3)		Qualified Tier 2 capital	3,917.5	(1,023.2)	(1,017.6)	4,940.8	4,935.2
	i)	The amount of unrealized gains on investment securities	233.7	(855.4)	(725.9)	1,089.2	959.6
	ii)	The amount of land revaluation excess	190.4	(6.8)	(5.7)	197.2	196.1
	iii)	Subordinated debts	3,307.9	(132.1)	(116.3)	3,440.1	3,424.3
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	341.4	31.6	19.9	309.8	321.5
(6)		Net qualifying capital (2)+(3)+(4)-(5)	10,614.1	(992.4)	(801.5)	11,606.5	11,415.6
(7)		Risk-adjusted assets	94,059.1	3,602.3	2,890.0	90,456.8	91,169.0

(After correction)

MUFG Consolidated

			(in billions of yen)
			As of March 31, 2008 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
(1)		Risk-adjusted capital ratio	11.19%	(1.34)%	(1.34)%	12.54%	12.54%
		Tier 1 ratio	7.60%	0.03%	(0.06)%	7.57%	7.67%
(2)		Tier 1 capital	8,293.7	238.8	62.9	8,054.8	8,230.7
(3)		Qualified Tier 2 capital	4,441.8	(1,276.1)	(1,201.4)	5,717.9	5,643.2
	i)	The amount of unrealized gains on investment securities	462.4	(1,079.3)	(893.1)	1,541.7	1,355.6
	ii)	The amount of land revaluation excess	154.2	(5.1)	(4.2)	159.3	158.4
	iii)	Subordinated debts	3,639.5	(204.8)	(124.0)	3,844.3	3,763.6
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	519.7	91.3	102.1	428.3	417.5
(6)		Net qualifying capital (2)+(3)+(4)-(5)	12,215.8	(1,128.6)	(1,240.6)	13,344.4	13,456.4
(7)		Risk-adjusted assets	109,075.6	2,680.1	1,805.2	106,395.5	107,270.3

BTMU Consolidated

			(in billions of yen)
			As of March 31, 2008 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
(1)		Risk-adjusted capital ratio	11.20%	(1.57)%	(1.19)%	12.77%	12.39%
		Tier 1 ratio	7.43%	(0.24)%	0.04%	7.68%	7.38%
(2)		Tier 1 capital	7,037.5	61.9	235.6	6,975.5	6,801.9
(3)		Qualified Tier 2 capital	3,917.5	(1,022.9)	(1,016.2)	4,940.5	4,933.8
	i)	The amount of unrealized gains on investment securities	233.7	(855.4)	(725.9)	1,089.2	959.6
	ii)	The amount of land revaluation excess	190.4	(6.8)	(5.7)	197.2	196.1
	iii)	Subordinated debts	3,307.9	(132.1)	(116.3)	3,440.1	3,424.3
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	344.1	29.9	20.9	314.2	323.1
(6)		Net qualifying capital (2)+(3)+(4)-(5)	10,611.0	(990.8)	(801.5)	11,601.9	11,412.6
(7)		Risk-adjusted assets	94,686.8	3,882.8	2,643.7	90,804.0	92,043.0

■	Risk-Adjusted Capital Ratio Based on the Basel 2 Standards for the Third Quarter Ended December 31, 2007

(Before correction)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

		(in billions of yen)
		As of December 31, 2007	As of March 31, 2007
(1)	Risk-adjusted capital ratio **	12.07%	12.58%
(2)	Tier 1 ratio	7.55%	7.59%
(3)	Tier 1 capital	8,112.8	8,054.8
(4)	Qualified Tier 2 capital	5,312.7	5,718.2
(5)	Qualified Tier 3 capital	—	—
(6)	Deductions from total qualifying capital	464.4	423.9
(7)	Net qualifying capital (3) + (4) + (5) - (6)	12,961.2	13,349.1
(8)	Risk-adjusted assets	107,381.8	106,048.2
(9)	Required Capital *	8,590.5	8,483.8

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

		(in billions of yen)
		As of December 31, 2007	As of March 31, 2007
(1)	Risk-adjusted capital ratio ***	12.17%	12.83%
(2)	Tier 1 ratio	7.53%	7.71%
(3)	Tier 1 capital	6,990.9	6,975.5
(4)	Qualified Tier 2 capital	4,644.6	4,940.8
(5)	Qualified Tier 3 capital	—	—
(6)	Deductions from total qualifying capital	337.7	309.8
(7)	Net qualifying capital (3) + (4) + (5) - (6)	11,297.7	11,606.5
(8)	Risk-adjusted assets	92,807.6	90,456.8
(9)	Required Capital *	7,424.6	7,236.5

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

		(in billions of yen)
		As of December 31, 2007	As of March 31, 2007
(1)	Risk-adjusted capital ratio ***	12.61%	13.21%
(2)	Tier 1 ratio	7.86%	7.95%
(3)	Tier 1 capital	6,455.2	6,428.5
(4)	Net qualifying capital	10,354.6	10,682.6
(5)	Risk-adjusted assets	82,074.3	80,831.9
(6)	Required Capital *	6,565.9	6,466.5

(After correction)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

		(in billions of yen)
		As of December 31, 2007	As of March 31, 2007
(1)	Risk-adjusted capital ratio **	11.99%	12.54%
(2)	Tier 1 ratio	7.50%	7.57%
(3)	Tier 1 capital	8,112.8	8,054.8
(4)	Qualified Tier 2 capital	5,310.5	5,717.9
(5)	Qualified Tier 3 capital	—	—
(6)	Deductions from total qualifying capital	465.5	428.3
(7)	Net qualifying capital (3) + (4) + (5) - (6)	12,957.8	13,344.4
(8)	Risk-adjusted assets	108,066.3	106,395.5
(9)	Required Capital *	8,645.3	8,511.6

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

		(in billions of yen)
		As of December 31, 2007	As of March 31, 2007
(1)	Risk-adjusted capital ratio ***	12.13%	12.77%
(2)	Tier 1 ratio	7.51%	7.68%
(3)	Tier 1 capital	6,990.9	6,975.5
(4)	Qualified Tier 2 capital	4,642.3	4,940.5
(5)	Qualified Tier 3 capital	—	—
(6)	Deductions from total qualifying capital	338.9	314.2
(7)	Net qualifying capital (3) + (4) + (5) - (6)	11,294.3	11,601.9
(8)	Risk-adjusted assets	93,054.4	90,804.0
(9)	Required Capital *	7,444.3	7,264.3

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

		(in billions of yen)
		As of December 31, 2007	As of March 31, 2007
(1)	Risk-adjusted capital ratio ***	12.50%	13.15%
(2)	Tier 1 ratio	7.80%	7.91%
(3)	Tier 1 capital	6,455.2	6,428.4
(4)	Net qualifying capital	10,351.2	10,678.0
(5)	Risk-adjusted assets	82,758.8	81,179.1
(6)	Required Capital *	6,620.7	6,494.3

■	Interim Consolidated Summary Report <under Japanese GAAP>

for the fiscal year ending March 31, 2008

¡	Page 1 (Interim Consolidated Summary Report)

1. Consolidated financial data for the six months ended September 30, 2007

(2) Financial Condition

•	Risk-adjusted Capital Ratio

	Before correction			After correction
			%			%
As of
September 30, 2007	(Preliminary	)	12.65	(Preliminary	)	12.54
September 30, 2006			11.95			11.95
March 31, 2007			12.58			12.54

¡	Page 5 (Interim Consolidated Summary Report)

1. Result of Operations and Financial Condition

(2) Financial condition

•	Fourth paragraph

Before correction	After correction

MUFG’s consolidated risk-adjusted capital ratio based on the

Basel 2 Standards as of September 30, 2007 was 12.65%

(Preliminary basis), an increase of 0.06 percentage points

from March 31, 2007. The following table shows the MUFG’s

consolidated risk adjusted capital ratio as of March 31,

2007 and September 30, 2007.

MUFG’s consolidated risk-adjusted capital ratio based on the

Basel 2 Standards as of September 30, 2007 was 12.54%

(Preliminary basis), the same level compared with the ratio

as of March 31, 2007. The following table shows the MUFG’s

consolidated risk adjusted capital ratio as of March 31,

2007and September 30, 2007.

•	Table

(Before correction)

	(in billions of yen)
	As of March 31, 2007	As of September 30, 2007 (Preliminary basis)
Tier 1 capital	8,054.8	8,230.7
Qualified Tier 2 capital	5,718.2	5,644.6
Qualified Tier 3 capital	—	—
Deductions from total qualifying capital	423.9	415.9
Net qualifying capital	13,349.1	13,459.5
Risk-adjusted assets	106,048.2	106,396.2
Risk-adjusted capital ratio	12.58%	12.65%

(After correction)

	(in billions of yen)
	As of March 31, 2007	As of September 30, 2007 (Preliminary basis)
Tier 1 capital	8,054.8	8,230.7
Qualified Tier 2 capital	5,717.9	5,643.2
Qualified Tier 3 capital	—	—
Deductions from total qualifying capital	428.3	417.5
Net qualifying capital	13,344.4	13,456.4
Risk-adjusted assets	106,395.5	107,270.3
Risk-adjusted capital ratio	12.54%	12.54%

¡	Page 12 (Interim Consolidated Summary Report)

3. Management Policy (4) Key issues

(1) Become one of the top five global financial institutions in terms of market capitalization by executing growth strategies

•	Second paragraph

Before correction	After correction

(omitted)

For equity capital we are aiming to maintain an equity capital ratio of 12% (12.65% at end of the current interim period) and targeting a Tier 1 ratio of 8% (7.73% at the end of the current interim period). In regard to returns to shareholders we will strive to increase dividends in a sustainable manner, while over the medium term, we will work to raise the dividend payout

ratio to around 20% of consolidated net income (12.7% in

fiscal 2006).

(omitted)

For equity capital we are aiming to maintain an equity capital ratio of 12% (12.54% at end of the current interim period) and targeting a Tier 1 ratio of 8% (7.67% at the end of the current interim period). In regard to returns to shareholders we will strive to increase dividends in a sustainable manner, while over the medium term, we will work to raise the dividend payout

ratio to around 20% of consolidated net income (12.7% in

fiscal 2006).

¡	Page 25 (Selected Interim Financial Information)

I. Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2008

8. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

(Before correction)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

			(in billions of yen)
			As of September 30, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2007 (B)
(1)		Risk-adjusted capital ratio	12.65%	0.06%	12.58%
		Tier 1 ratio	7.73%	0.14%	7.59%
(2)		Tier 1 capital	8,230.7	175.9	8,054.8
(3)		Qualified Tier 2 capital	5,644.6	(73.5)	5,718.2
	i)	The amount of unrealized gains on investment securities	1,355.6	(186.1)	1,541.7
	ii)	The amount of land revaluation excess	158.4	(0.8)	159.3
	iii)	Subordinated debts	3,763.6	(80.7)	3,844.3
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	415.9	(8.0)	423.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	13,459.5	110.4	13,349.1
(7)		Risk-adjusted assets	106,396.2	348.0	106,048.2

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

			(in billions of yen)
			As of September 30, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2007 (B)
(1)		Risk-adjusted capital ratio	12.52%	(0.30)%	12.83%
		Tier 1 ratio	7.46%	(0.25)%	7.71%
(2)		Tier 1 capital	6,801.9	(173.6)	6,975.5
(3)		Qualified Tier 2 capital	4,935.2	(5.5)	4,940.8
	i)	The amount of unrealized gains on investment securities	959.6	(129.5)	1,089.2
	ii)	The amount of land revaluation excess	196.1	(1.0)	197.2
	iii)	Subordinated debts	3,424.3	(15.7)	3,440.1
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	321.5	11.7	309.8
(6)		Net qualifying capital (2)+(3)+(4)-(5)	11,415.6	(190.9)	11,606.5
(7)		Risk-adjusted assets	91,169.0	712.2	90,456.8

(After correction)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

			(in billions of yen)
			As of September 30, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2007 (B)
(1)		Risk-adjusted capital ratio	12.54%	0.00%	12.54%
		Tier 1 ratio	7.67%	0.10%	7.57%
(2)		Tier 1 capital	8,230.7	175.9	8,054.8
(3)		Qualified Tier 2 capital	5,643.2	(74.7)	5,717.9
	i)	The amount of unrealized gains on investment securities	1,355.6	(186.1)	1,541.7
	ii)	The amount of land revaluation excess	158.4	(0.8)	159.3
	iii)	Subordinated debts	3,763.6	(80.7)	3,844.3
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	417.5	(10.8)	428.3
(6)		Net qualifying capital (2)+(3)+(4)-(5)	13,456.4	112.0	13,344.4
(7)		Risk-adjusted assets	107,270.3	874.8	106,395.5

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

			(in billions of yen)
			As of September 30, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2007 (B)
(1)		Risk-adjusted capital ratio	12.39%	(0.37)%	12.77%
		Tier 1 ratio	7.38%	(0.29)%	7.68%
(2)		Tier 1 capital	6,801.9	(173.6)	6,975.5
(3)		Qualified Tier 2 capital	4,933.8	(6.7)	4,940.5
	i)	The amount of unrealized gains on investment securities	959.6	(129.5)	1,089.2
	ii)	The amount of land revaluation excess	196.1	(1.0)	197.2
	iii)	Subordinated debts	3,424.3	(15.7)	3,440.1
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	323.1	8.9	314.2
(6)		Net qualifying capital (2)+(3)+(4)-(5)	11,412.6	(189.3)	11,601.9
(7)		Risk-adjusted assets	92,043.0	1,239.0	90,804.0

■	Risk-Adjusted Capital Ratio Based on the Basel 2 Standards for the First Quarter Ended June 30, 2007

(Before correction)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of June 30, 2007	As of March 31, 2007
(1) Risk-adjusted capital ratio **	12.95%	12.58%
(2) Tier 1 ratio	7.73%	7.59%
(3) Tier 1 capital	8,190.3	8,054.8
(4) Qualified Tier 2 capital	5,936.0	5,718.2
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	410.4	423.9
(7) Net qualifying capital (3) + (4) + (5) - (6)	13,715.9	13,349.1
(8) Risk-adjusted assets	105,886.2	106,048.2
(9) Required Capital *	8,470.9	8,483.8

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	As of June 30, 2007	As of March 31, 2007
(1) Risk-adjusted capital ratio ***	13.18%	12.83%
(2) Tier 1 ratio	7.80%	7.71%
(3) Tier 1 capital	7,030.9	6,975.5
(4) Qualified Tier 2 capital	5,160.9	4,940.8
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	317.1	309.8
(7) Net qualifying capital (3) + (4) + (5) - (6)	11,874.6	11,606.5
(8) Risk-adjusted assets	90,051.4	90,456.8
(9) Required Capital *	7,204.1	7,236.5

(After correction)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of June 30, 2007	As of March 31, 2007
(1) Risk-adjusted capital ratio **	12.80%	12.54%
(2) Tier 1 ratio	7.64%	7.57%
(3) Tier 1 capital	8,190.3	8,054.8
(4) Qualified Tier 2 capital	5,932.1	5,717.9
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	414.7	428.3
(7) Net qualifying capital (3) + (4) + (5) - (6)	13,707.7	13,344.4
(8) Risk-adjusted assets	107,069.0	106,395.5
(9) Required Capital *	8,565.5	8,511.6

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	As of June 30, 2007	As of March 31, 2007
(1) Risk-adjusted capital ratio ***	13.00%	12.77%
(2) Tier 1 ratio	7.70%	7.68%
(3) Tier 1 capital	7,030.9	6,975.5
(4) Qualified Tier 2 capital	5,156.9	4,940.5
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	321.4	314.2
(7) Net qualifying capital (3) + (4) + (5) - (6)	11,866.4	11,601.9
(8) Risk-adjusted assets	91,234.1	90,804.0
(9) Required Capital *	7,298.7	7,264.3

■	Consolidated Summary Report <under Japanese GAAP>

for the fiscal year ended March 31, 2007

¡	Page 1 (Consolidated Summary Report)

1. Consolidated financial data for the fiscal year ended March 31, 2007

(2) Financial Conditions

•	Risk-adjusted Capital Ratio

	Before correction			After correction
			%			%
As of
March 31, 2007	(Preliminary	)	12.58	(Preliminary	)	12.54
March 31, 2006			12.20			12.20

¡	Page 7~8 (Consolidated Summary Report)

1. Result of Operations and Financial Condition

(2) Financial condition

•	Fourth paragraph

Before correction	After correction

The Company’s consolidated risk-adjusted capital ratio based on the Basel 2 Standards was 12.58% (Preliminary basis) as of

March 31, 2007.

The following table shows the Company’s consolidated risk

adjusted capital ratio as of March 31, 2006, September 30,

2006 and March 31, 2007.

The Company’s consolidated risk-adjusted capital ratio based on the Basel 2 Standards was 12.54% (Preliminary basis) as of

March 31, 2007.

The following table shows the Company’s consolidated risk

adjusted capital ratio as of March 31, 2006, September 30,

2006 and March 31, 2007.

•	Table

(Before correction)

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007 (Preliminary basis)
Tier I capital	7,501.6	7,682.1	8,054.8
Qualified Tier II capital	6,293.7	6,076.2	5,718.3
Qualified Tier III capital	—	—	—
Deductions from total qualifying capital	334.9	296.2	424.0
Net qualifying capital	13,460.3	13,462.0	13,349.2
Risk-adjusted assets	110,292.6	112,567.5	106,049.1
Risk-adjusted capital ratio	12.20%	11.95%	12.58%

(After correction)

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007 (Preliminary basis)
Tier I capital	7,501.6	7,682.1	8,054.8
Qualified Tier II capital	6,293.7	6,076.2	5,717.9
Qualified Tier III capital	—	—	—
Deductions from total qualifying capital	334.9	296.2	428.3
Net qualifying capital	13,460.3	13,462.0	13,344.4
Risk-adjusted assets	110,292.6	112,567.5	106,395.5
Risk-adjusted capital ratio	12.20%	11.95%	12.54%

¡	Page 14 (Consolidated Summary Report)

3. Management Policy

(4) Key issues

(Growth strategy)

•	Third paragraph

Before correction	After correction

For equity capital, at the end of FY 2009 we are targeting a

Tier 1 ratio of 8% (at the end of FY 2006 7.59%) and an

equity capital ratio of 12% (at the end of FY 2006 12.58%).

In regard to returns to shareholders we will strive to increase dividends in a sustainable manner, while over the medium

term, we will work to raise the dividend payout ratio to around

20% of consolidated net income (FY 2006 planned payout

ratio is 12.7%).

For equity capital, at the end of FY 2009 we are targeting a

Tier 1 ratio of 8% (at the end of FY 2006 7.57%) and an

equity capital ratio of 12% (at the end of FY 2006 12.54%).

In regard to returns to shareholders we will strive to increase dividends in a sustainable manner, while over the medium

term, we will work to raise the dividend payout ratio to around

20% of consolidated net income (FY 2006 planned payout

ratio is 12.7%).

¡	Page 21~22 (Selected Financial Information)

I. Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2007

8. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

(Before correction)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

			(in billions of yen)
			As of March 31, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (B) (for reference)
(1)		Risk-adjusted capital ratio	12.58%	0.38%	12.20%
		Tier 1 ratio	7.59%	0.79%	6.80%
(2)		Tier 1 capital	8,054.8	553.1	7,501.6
(3)		Qualified Tier 2 capital	5,718.3	(575.3)	6,293.7
	i)	The amount of unrealized gains on investment securities	1,541.7	198.5	1,343.1
	ii)	The amount of land revaluation excess	159.3	(2.8)	162.1
	iii)	Subordinated debts	3,844.3	57.6	3,786.6
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	424.0	89.0	334.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	13,349.2	(111.1)	13,460.3
(7)		Risk-adjusted assets	106,049.1	(4,243.5)	110,292.6

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

			(in billions of yen)
			As of March 31, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (B) (for reference)
(1)		Risk-adjusted capital ratio	12.83%	0.35%	12.48%
		Tier 1 ratio	7.71%	0.66%	7.05%
(2)		Tier 1 capital	6,975.5	240.2	6,735.3
(3)		Qualified Tier 2 capital	4,940.9	(391.8)	5,332.7
	i)	The amount of unrealized gains on investment securities	1,089.2	178.9	910.2
	ii)	The amount of land revaluation excess	197.2	(4.4)	201.6
	iii)	Subordinated debts	3,440.1	131.3	3,308.8
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	309.8	163.1	146.6
(6)		Net qualifying capital (2)+(3)+(4)-(5)	11,606.7	(314.7)	11,921.4
(7)		Risk-adjusted assets	90,457.6	(5,063.0)	95,520.6

(After correction)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

			(in billions of yen)
			As of March 31, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (B) (for reference)
(1)		Risk-adjusted capital ratio	12.54%	0.33%	12.20%
		Tier 1 ratio	7.57%	0.76%	6.80%
(2)		Tier 1 capital	8,054.8	553.1	7,501.6
(3)		Qualified Tier 2 capital	5,717.9	(575.7)	6,293.7
	i)	The amount of unrealized gains on investment securities	1,541.7	198.5	1,343.1
	ii)	The amount of land revaluation excess	159.3	(2.8)	162.1
	iii)	Subordinated debts	3,844.3	57.6	3,786.6
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	428.3	93.3	334.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	13,344.4	(115.9)	13,460.3
(7)		Risk-adjusted assets	106,395.5	(3,897.1)	110,292.6

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

			(in billions of yen)
			As of March 31, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (B) (for reference)
(1)		Risk-adjusted capital ratio	12.77%	0.29%	12.48%
		Tier 1 ratio	7.68%	0.63%	7.05%
(2)		Tier 1 capital	6,975.5	240.2	6,735.3
(3)		Qualified Tier 2 capital	4,940.5	(392.2)	5,332.7
	i)	The amount of unrealized gains on investment securities	1,089.2	178.9	910.2
	ii)	The amount of land revaluation excess	197.2	(4.4)	201.6
	iii)	Subordinated debts	3,440.1	131.3	3,308.8
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	314.2	167.5	146.6
(6)		Net qualifying capital (2)+(3)+(4)-(5)	11,601.9	(319.4)	11,921.4
(7)		Risk-adjusted assets	90,804.0	(4,716.6)	95,520.6

Appendix 3

Corrections to Consolidated Statements of Cash Flows

Corrected information is underlined.

■	Consolidated Summary Report <under Japanese GAAP>

for the fiscal year ended March 31, 2008

¡	Page 1 (Consolidated Summary Report)

1. Consolidated financial data for the fiscal year ended March 31, 2008

(3) Cash Flows

(Before correction)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2008	(2,412,284)	4,030,119	(322,563)	4,222,222
March 31, 2007	(4,405,492)	1,446,600	(319,199)	2,961,153

(After correction)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2008	(2,281,132)	3,904,426	(328,022)	4,222,222
March 31, 2007	(4,405,492)	1,446,600	(319,199)	2,961,153

¡	Page 5 (Consolidated Summary Report)

1. Result of Operations and Financial Condition

(2) Financial condition

Third paragraph

Before correction	After correction

For the fiscal year ended March 31, 2008, Net cash used in

operating activities was ¥2,412.2 billion, Net cash provided by investing activities was ¥4,030.1 billion and Net cash used in financing activities was ¥322.5 billion. As a result, the balance of Cash and cash equivalents as of March 31, 2008 was

¥4,222.2 billion.

For the fiscal year ended March 31, 2008, Net cash used in

operating activities was ¥2,281.1 billion, Net cash provided by investing activities was ¥3,904.4 billion and Net cash used in financing activities was ¥328.0 billion. As a result, the balance of Cash and cash equivalents as of March 31, 2008 was

¥4,222.2 billion.

¡	Page 18 (Consolidated Summary Report)

4. Consolidated Financial Statements

Consolidated Statements of Cash Flows

	(in millions of yen)
	For the fiscal year ended March 31, 2008 (A)		Increase (Decrease) (A-B)
	Before correction	After correction	Before correction	After correction
Cash flows from operating activities:
(omitted)
Interest income (cash basis)	3,850,127	3,849,805	438,115	437,794
Interest expenses (cash basis)	(1,971,627)	(1,971,625)	(420,543)	(420,541)
Other	(1,597,214)	(1,465,733)	(1,729,768)	(1,598,287)
Sub-total	(2,293,397)	(2,162,235)	1,975,597	2,106,759
Income taxes	(118,886)	(118,896)	17,610	17,599

Net cash provided by (used in) operating activities	(2,412,284)	(2,281,132)	1,993,207	2,124,359

Cash flows from investing activities:
Purchases of investment securities	(73,440,485)	(73,426,912)	(11,231,221)	(11,217,647)
Proceeds from sales of investment securities	50,589,606	50,575,928	15,017,746	15,004,068
Proceeds from redemption of investment securities	27,043,608	27,043,608	(1,382,770)	(1,382,770)
Increase in money held in trust	(167,510)	(271,998)	(121,367)	(225,855)
Decrease in money held in trust	362,633	341,669	260,275	239,311
Purchases of tangible fixed assets	(276,668)	(276,668)	(54,065)	(54,065)
Purchases of intangible fixed assets	(247,784)	(247,920)	(51,441)	(51,577)
(omitted)
Increase related to sales of subsidiaries’ equity affecting the scope of consolidation	105,387	18,939	105,387	18,939
Decrease related to sales of subsidiaries’ equity affecting the scope of consolidation	(86,448)	—	(86,448)	—

Net cash provided by (used in) investing activities	4,030,119	3,904,426	2,583,518	2,457,826

Cash flows from financing activities:
(omitted)
Dividend paid by subsidiaries to minority shareholders	(57,662)	(65,507)	13,059	5,214
Purchases of treasury stock	(151,364)	(151,364)	140,817	140,817
Proceeds from sales of treasury stock	780	780	(66,401)	(66,401)
Purchases of treasury stock by consolidated subsidiaries	(14,904)	(12,462)	39,851	42,293
Proceeds from sales of treasury stock by consolidated subsidiaries	222	166	(102)	(158)
Other	(2,937)	(2,937)	(2,931)	(2,931)

Net cash provided by (used in) financing activities	(322,563)	(328,022)	(3,364)	(8,822)